Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Provision Acquisition Corp. (the “Company”) on Form S-1 of our report dated November 16, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Provident Acquisition Corp. as of October 28, 2020 and for the period from October 21, 2020 (inception) through October 28, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Melville, NY

December 21, 2020